082-34762

07021746

RECEIVED

Antena 3
Director of the Legal Department

DATE: 12 MARCH 2007

TO: Mr. Paul Dudek
Chief
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

FAX: 00 1 (202) 772 9207

Antena 3 De Television SA

FROM: Carmen Rodriguez
Deputy Secretary of the Board of Directors
Legal Department Director

TEL: (34) 91 623 06 17
FAX: (34) 91 623 09 25

SUPPL

RE: SIGNIFICANT EVENT
Number of pages including this one: 7

Dear Mr. Dudek:

In order to comply with the SEC procedures, please find attached a copy of significan event that has been filed before the Spanish National Securities Market Commission, in his English version, (*Comisión Nacional del Mercado de Valores* or "CNMV") on behalf of Antena 3 de Televisión.

Truly yours,

Carmen Rodríguez
Deputy Secretary of the Board of Directors and
Legal Department Director

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

Avda. Isla Graciosa, nº 13
28700 San Sebastián de los Reyes
MADRID, SPAIN
Tel. (34) 91.623.07.08

Antena 3 de Televisión, S.A. and, in its name, Mr Luis Gayo del Pozo, in his capacity as General Secretary and Secretary of the Board of Directors, informs about the following

SIGNIFICANT EVENT

The Board of Directors of Antena 3 de Televisión, S.A., in its meeting held on 28th February 2007, has unanimously approved, among others, the resolutions which are herebelow summarized from the Minutes of the meeting:

One

To formulate the annual accounts (annual report, balance sheet and profit and loss account) and the management report of Antena 3 de Televisión, S.A., along with the proposal for the allocation of the results obtained, as well as the consolidated accounts and management reports of its group of companies, all related to year 2006 and such documents will be the ones to be submitted to the Shareholders' Ordinary General Meeting for approval.

Two

To summon the Shareholders' Ordinary General Meeting which will be held, in first call, on 25th April 2007, at 17:00 hours, at the official address, Avenida Isla Graciosa no. 13, San Sebastián de los Reyes (Madrid), and, if appropriate, in second call, on the following day, 26th April 2007, at the same time and place, in order to discuss and approve the matters included in the following

AGENDA

First.- Inspection and approval, if appropriate, of the annual accounts (annual report, balance sheet and profit and loss account) and the management report of ANTENA 3 DE TELEVISIÓN, S.A., along with the proposal for the allocation of the results obtained, as well as of the consolidated accounts and management reports of its group of companies, all related to the fiscal year closed as at 31st December 2006.
Second.- Fixing of the number of members of the Board of Directors and, if appropriate, appointment of Directors
Third.- Authorization for the derivative acquisition of treasury shares, either directly or through companies of the Group
Fourth.- Re-election or, if appropriate, appointment of the accounts' auditors both of Antena 3 de Televisión, S.A. and of its consolidated group of companies
Fifth.- Delegation of powers to execute, construe and correct the resolutions approved by the Shareholders' General Meeting, to replace the powers granted to the Board of Directors by the Meeting and granting of powers to convert such resolutions into a public deed.

Three

To approve the resolutions proposed to be submitted by the Board of Directors of the Shareholders' Ordinary General Meeting, which are described below:

Proposal related to the first point of the Agenda

a) Inspection and approval, if appropriate, of the annual accounts (annual report, balance sheet and profit and loss account) and the management report of Antena 3 de Televisión, S.A., and of its consolidated group of companies, all related to the fiscal year closed as at 31st December 2006, and the corporate management of that fiscal year.

To approve, as stated in the legal documentation, the annual accounts (annual report, balance sheet and profit and loss account) and the management report of Antena 3 de Televisión, S.A., and of its consolidated group of companies, all related to the fiscal year closed as at 31st December 2006, as formulated by the Board of Directors, and to approve the management of the Board of Directors of Antena 3 de Televisión, S.A. corresponding to fiscal year 2006.

b) Allocation of 2006 results of Antena 3 de Televisión, S.A.: Distribution of dividends

Net profits after the provision for the Corporation Tax corresponding to year 2006 amount to Euro 306,900,000 which will be distributed in the form and for the amount stated below:

1. *Through the delivery, to shareholders, of shares of the capital stock of the Company, from the treasury shares, on a pro rata basis of one share per each 48 shares owned by them and with a right to participate in the distribution. An additional part of such dividend will be the tax income or payment, as appropriate, established by the tax legislation in force, which will be for the account of A3TV.*
2. *The remaining amount to complete the total figure of the profits for the year will be allocated to offset losses from previous years.*

The right to perceive such dividend, as defined in the previous paragraph, will be accrued in favour of those parties, in accordance with the Spanish legislation, who are shareholders of the Company at the end of 10th May 2007. Consequently, those parties who until such date inclusive have bought shares of the Company will be entitled to receive such dividend but not those parties who have sold their shares of the Company as of such date..

In order to facilitate the due execution of the operation, the financial entity appointed to that effect by the Board of Directors (the "Agent") will be in charge of coordinating and executing with Iberclear and its Participant Entities, the formalities and operations necessary or merely convenient to execute the distribution by means of the treasury shares of the Company mentioned in this resolution, all in accordance with the procedure, terms and conditions foreseen herein and those, if any, to be developed by the Board of Directors.

Without prejudice to the above, it is agreed to establishe a mechanism aimed at facilitating the execution of the operation to which this resolution refers, in

connection with those shareholders who are the holders of a number of shares that is not a multiple of 48, subject to the following terms and conditions:

1) *The company will make available to the Agent the total number of treasury shares to be distributed, in accordance with the provisions of this resolution.*
2) *The Agent, acting in the name and on behalf of the Company, will deliver to the shareholders of the Company who are entitled the relevant full number of shares of the Company at an exact exchange of 1 share per each 48 shares owned by the shareholder.*
3) *In the context of those shareholders of the Company whose number of shares exceeds a multiple of 48 or does not reach such figure of 48 (the shares that, in the first case, constitute such excess or, in the second case, do not reach 48, will be called "Fractions") and considering that no shares will be delivered in exchange of such Fractions but fractions of shares, the Agent will effect a cash payment of the amount equivalent to such fractions of shares of the Company that should be delivered to such shareholders in connection with the Fractions referred to above (the "Compensation for Fractions"). A3TV will make available to the Agent the necessary financial resources to effect the payment of the Fractions and, if appropriate, A3TV could request the Agent to keep the aggregate number of treasury shares delivered by the Company and that should have been distributed in connection with such Fractions, and to use the proceeds obtained from the sale to effect the cash payment.*
4) *Both the value of the shares delivered as dividends and the value of the Compensation for Fractions will be the equivalent to the weighted average exchange rate of the shares of the company in the Sistema de Interconexión Bursátil (Mercado Continuo) on the stock exchange business day on which it has been established the right to receive the dividend, i.e. 10th May 2007. This way, and considering that the number of Fractions that each shareholder might hold will range between a minimum of 1 and a maximum 47, the value of the Compensation for Fractions to be delivered to each shareholder will be the result of multiplying the number of fractions owned by such shareholder by the weighted average exchange rate of the shares on such date (10th May 2007) and by dividing the figure obtained by 48 rounded up or down to the nearest cent. Any fees or expenses that, in accordance with and in fulfilment of the legislation in force, the participant entities of Iberclear or other depositors might charge in the context of such operation will be for the account of the shareholder*

Subject to the execution, by Iberclear, of the settlement operations customary in this type of transactions, the delivery of the shares and of the Compensation for Fractions that might correspond will take place within ten (10) stock exchange business days following 10th May 2007.

The broadest powers are expressly, jointly and severally, granted to the Board of Directors, the Executive Committee and the Chief Executive Officer (with express powers of delegàtion in favour of any member of such corporate bodies) in order to execute this resolution, including among them the

development of the foreseen procedure and its eventual amendments required by the legal, tax or operational requisites, and to carry out any actions necessary or convenient to execute any formalities for the proper conclusion of the operation.

Proposal related to the second point of the Agenda

Fixing of the number of members of the Board of Directors and, if appropriate, appointment of Directors.

In connection with this point of the Agenda, the Board of Directors declares that, on 20th December 2006 and as a result of the exit of Banco Santander from the shareholding of A3TV, the up to then nominee Directors that represented Banco Santander in the administration body of the Company resigned.
As a consequence of such resignation, there are two vacancies in the Board of Directors and their filling or cancellation is being carefully analyzed by such body itself. Consequently, the Board agrees to postpone, until its ordinary meeting to be held on 30th March 2007, the decision related to the specific proposal which, in this respect, will be submitted to the Shareholders' Ordinary General Meeting to be summoned for 25th April 2007, as well as, if appropriate, the identification of the persons whose appointment as Directors will be proposed, agreeing that, immediately after its approval, the full contents of such proposal of resolution will be at the disposal of the shareholders and investors through the web site of the Company, subject to the prior notice to the Comisión Nacional del Mercado de Valores.

Proposal related to the third point of the Agenda

Authorization for the derivative acquisition of treasury shares, either directly or through companies of the Group

To authorize the Company so that, directly or through any of its subsidiaries, it may acquire shares of Antena 3 de Televisión, S.A., through any means approved by the law, and that such shares can subsequently be disposed of or redeemed, in accordance with article 75 and others of the Joint Stock Companies Law.

The system for the acquisition of treasury shares will be as follows:

- ✓ *The nominal value of the acquired shares, which will be added to those already owned by Antena 3 de Televisión, S.A. and its subsidiaries, should not exceed five percent of the capital stock.*
- ✓ *To include in the liabilities side of the balance sheet of the Company an unavailable reserve equivalent to the amount of the treasury shares included in the assets side. Such reserve must be kept as long as the shares are not disposed of or redeemed.*
- ✓ *The shares acquired must be fully paid up.*
- ✓ *The acquisition price will neither be less than the nominal nor higher by 5 percent than the average listing value during the month before the acquisition, and the acquisition transactions must abide by the regulations and customs of the stock exchange markets.*

It is expressly authorized that the shares acquired by the Company or its subsidiaries by virtue of this authorization can be allocated, wholly or partially, to their delivery to beneficiaries of the variable triennial remuneration and fidelization scheme of the management team of the Antena 3 Group approved by the Ordinary General Meeting held on 12th May 2004, or to beneficiaries of future remuneration schemes in favour of employees or administrators. The aim of this authorization is expressly stated for the purposes set out in article 75, paragraph 1, of the Joint Stock Companies Law.

The Board of Directors is authorized, to the broadest extent, to use the authorization that is the subject matter of this resolution and to fully execute and develop it. Furthermore, the Board of Directors is authorized to delegate such powers in favour of the Executive Committee, the Chief Executive Officer or any other person expressly empowered by the Board in this respect and to the extent considered appropriate.

This authorization will have a term of 18 months from the date of holding of this General Meeting and will have no effect, as to the part not yet executed, the authorization granted to the Board of Directors by the Shareholders' Extraordinary General Meeting held on 29th November 2006.

Proposal related to the fourth point of the Agenda

Re-election or, if appropriate, appointment of the accounts' auditors both of Antena 3 de Televisión, S.A. and of its consolidated group of companies

To re-elect the company Deloitte, S.L., in accordance with the provisions of article 204 of the Joint Stock Companies Law, and article 153 of the Regulations of the Mercantile Registry, as auditor to verify the annual accounts both of Antena 3 de Televisión, S.A. and of its consolidated group of companies during a term of one year, i.e. for the current fiscal year, 2007.

Proposal related to the fifth point of the Agenda

Delegation of powers to execute, construe and correct the resolutions approved by the Shareholders' General Meeting, to replace the powers granted to the Board of Directors by the Meeting and granting of powers to convert such resolutions into a public deed.

Additionally to the specific delegations of powers set out in the previous resolutions, to jointly and severally empower the Chief Executive Officer, the Non Director Secretary and the Non Director Deputy Secretary of the Board of Directors so that any of them, indistinctly, may carry out any appropriate formalities in connection with the execution of the resolutions approved in this General Meeting in order to register them with the Mercantile Registry and with any other Registries including, specifically and among other powers, to appear before a Notary Public to grant any deeds and notarial certificates deemed necessary or convenient to that effect with a view to apply for the partial registration and to execute any other document, either public or private, necessary for the registration of the resolution, including ratification, construction, correction, clarification and rectification deeds.

Four

To approve the Corporate Governance Annual Report corresponding to year 2006 which will be shortly at the disposal of shareholders and investors at the web site of the Company, subject to the prior notice and delivery to the Comisión Nacional del Mercado de Valores.

The compulsory information and documentation legally required will be at the disposal of shareholders after the official summons of the Shareholders' Ordinary General Meeting, through the publication of the relevant ad in the BORME and the press.

San Sebastián de los Reyes (Madrid), this seventh day of March two thousand and seven

END